Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We hereby consent to the inclusion in Amendment to the Registration Statement on Form S‑1 of Hall Chadwick Acquisition Corp. II of our report dated April 21, 2026, relating to the financial statements of Hall Chadwick Acquisition Corp. II for the period February 12, 2026 (inception) through March 11, 2026 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a going concern uncertainty), and to the reference to our firm under the heading “Experts” in the Prospectus.

We are a registered public accounting firm registered with the Public Company Accounting Oversight Board (United States).

/s/ Pipara & Co LLP (6841)

Delhi, India

August 04, 2026